Exhibit 3.1

ARTICLES OF AMENDMENT

 OF

ARTICLES OF INCORPORATION

OF

INSIGNIA SYSTEMS, INC.

The undersigned, Kristine A. Glancy, Secretary of Insignia Systems, Inc., a Minnesota corporation, (the “Corporation”), hereby certifies that:

1.
Article III, Section 1, of the Corporation’s Articles of Incorporation has been amended to read in its entirety as follows:

“1.
Authorized Shares. The authorized shares of stock of the corporation shall be 5,714,285 shares of common stock having a par value of $.01 per share.”

2.
such amendment was adopted by the Corporation’s Board of Directors in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes;

3.
such amendment was adopted pursuant to Section 302A.402 of the Minnesota Statutes in connection with a combination of the Corporation’s common stock; and

4.
such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series that remains unissued after such combination exceeding the percentage of authorized shares of the same class or series remaining unissued before the combination.

The combination giving rise to the amendment set forth above concerns a 1-for-7 reverse split of the common stock of the Corporation. Such combination is being effected as follows:

A.
at 5:00 p.m. Central Time on December 31, 2020 or, if later, the date these Articles of Amendment are filed with the Secretary of State of the State of Minnesota (the “Effective Time”), every seven shares of common stock then outstanding will be combined and converted into one share of common stock of the Corporation;

B.
at the Effective Time, each certificate representing shares of the authorized but unissued capital stock of the Corporation or book entries for the same recorded by the Corporation’s transfer agent and registrar will be deemed to represent one-seventh of the number of shares held of record by such shareholder of record as of the Effective Time; and

C.
in settlement of fractional interests which may arise as a result of the combination, such common shareholders of record shall be entitled to cash, without interest, in an amount equal to the proceeds attributable to the sale of such fractional interests following the aggregation and sale by the Corporation’s transfer agent of all fractional interests; provided, however, that to accommodate the needs of common shareholders of record who may be acting as nominees for a number of beneficial holders, the Corporation may settle for cash fractional interests which may result from the allocation by capital shareholders of record of the stock split shares to beneficial holders of the common stock, although the aggregate amount of cash necessary to effect such settlement may exceed the amount otherwise indicated by the number of shares held of record by such shareholder.

IN WITNESS WHEREOF, I have subscribed my name this 30th day of December 2020.

/s/ Kristine A. Glancy
Kristine A. Glancy
Secretary